UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1  )

E-House (China) Holdings Limited
_____________________________________________________________

(Name of Issuer)

Ordinary shares, par value $0.001 per share
______________________________________________________________

(Title of Class of Securities)

26852W103
______________________________________________________________

(CUSIP Number)

22 September 2009*
_______________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)*
☐	Rule 13d-1(d)

* The Reporting Persons (being those named below) previously reported under Rule 13d-1(b) on 17 February 2009. For this report, the Reporting Persons are reporting as passive investors under Rule 13d-1(c). The Reporting Persons consider that the date of event requiring filing of this statement is the date that the Reporting Persons: (i) first became beneficial owners of more than 10% in the relevant security; and (ii) determined to change their status from entities reporting under Rule 13d-1(b) to entities reporting under Rule 13d-1(c).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	(a) Names of Reporting Persons. Orbis Investment Management Limited (“OIML”) Orbis Investment Management (B.V.I) Limited (“OIML BVI”) Orbis Asset Management Limited (“OAML”)

(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒ (b) ☐

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization OAML and OIML are companies organized under the laws of Bermuda. OIML BVI is a company organized under the laws of the British Virgin Islands.
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 10,991,564

6. Shared Voting Power 100,251

7. Sole Dispositive Power 11,091,815

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person OIML 6,714,271, OIML BVI 4,337,624, OAML 39,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person (See Instructions)

OO

Item 1.
(a)	Name of Issuer E-House (China) Holdings Limited

(b)	Address of Issuer's Principal Executive Offices 17/ F Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai

Item 2.
(a)	Name of Person Filing Orbis Investment Management Limited (“OIML”) Orbis Investment Management (B.V.I) Limited (“OIML BVI”) Orbis Asset Management Limited (“OAML”)

(b)	Address of Principal Business Office or, if none, Residence 34 Bermudiana Road, Hamilton HM 11, Bermuda

(c)	Citizenship OAML and OIML are companies organized under the laws of Bermuda. OIML BVI is a company organized under the laws of the British Virgin Islands

(d)	Title of Class of Securities Ordinary shares, par value $0.001 per share

(e)	CUSIP Number 26852W103

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);.

(k)	☒	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: Orbis Investment Management Limited 6,714,271 Orbis Investment Management (B.V.I) Limited 4,337,624 Orbis Asset Management Limited 39,920

	(b)	Percent of class: 13.9%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 10,991,564

		(ii)	Shared power to vote or to direct the vote 100,251

		(iii)	Sole power to dispose or to direct the disposition of 11,091,815

		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[  ].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 6,714,271 ordinary shares of E-House (China) Holdings Limited, beneficially owned by Orbis Investment Management Limited. Other entities have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 39,920 ordinary shares of E-House (China) Holdings Limited, beneficially owned by Orbis Asset Management Limited. Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,337,624 ordinary shares of E-House (China) Holdings Limited, beneficially owned by Orbis Investment Management (B.V.I) Limited

Item 7.			Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.
Identification and Classification of Members of the Group

Orbis Investment Management Limited ("OIML"), Orbis Asset Management Limited ("OAML") and Orbis Investment Management (B.V.I) Limited ("OIML BVI") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML, OIML BVI and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

OIML is the beneficial owner of 6,714,271 ordinary shares or 8.4% of the 79,645,936 ordinary shares of E-House (China) Holdings Limited believed to be outstanding. OAML is the beneficial owner of 39,920 ordinary shares or 0.1% of the 79,645,936 ordinary shares of E-House (China) Holdings Limited believed to be outstanding. OIML BVI is the beneficial owner of 4,337,624 ordinary shares or 5.4% of the 79,645,936 ordinary shares of E-House (China) Holdings Limited believed to be outstanding

Item 9.			Notice of Dissolution of Group

Item 10.			Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1 October 2009
Date

Orbis Investment Management Limited Orbis Investment Management (B.V.I) Limited Orbis Asset Management Limited
Signature

James J. Dorr, General Counsel
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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